Integrity Life	400 Broadway
Insurance Company	Cincinnati, OH 45202-3341
A member of Western & Southern Financial Group	WSFinancialPartners.com

July 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Withdrawal of an Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 (File No. 812-14642)

Ladies and Gentlemen:

Integrity Life Insurance Company, Separate Account I of Integrity Life Insurance Company, National Integrity Life Insurance Company, and Separate Account I of National Integrity Life Insurance Company (the “Applicants”) filed the above-referenced application (“Application”) with the Securities and Exchange Commission (the “SEC”) on April 15, 2016.  The Application requests an order approving the substitution of shares that support certain variable annuity contracts offered by Applicants.

Applicants hereby respectfully request the withdrawal of the Application because the requested order is no longer necessary following the Staff’s recent revisions to the Division of Investment Management’s “2014 Money Market Fund Reform Frequently Asked Questions” (revised May 23, 2016).

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173.

Sincerely,

/s/ Jill T. McGruder
Jill T. McGruder
President

cc:           Christopher Menconi